Exhibit 99.1

BIT Mining Limited Regains Compliance with NYSE Continued Listing Standards

AKRON, Ohio, December 18, 2024 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”), dated December 17, 2024, notifying the Company that it has regained compliance with the NYSE’s quantitative continued listing standards.

On June 9, 2023, the Company was notified by the NYSE that it was not in compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement (the “Market Cap and Equity Requirement”) of Section 802.01B of the NYSE Listed Company Manual because its average total market capitalization over a consecutive 30 trading-day period and last reported stockholders’ equity were both below $50 million. Pursuant to the Letter from the NYSE, as a result of the Company’s achievement of compliance with the NYSE’s Market Cap and Equity Requirement as of December 17, 2024, the Company is considered as back in compliance with the NYSE’s quantitative continued listing standards and the below compliance (“.BC”) indicator will no longer be transmitted beginning with the opening of trading on December 18, 2024. Additionally, the Company will no longer be noted as being below continued listing standards on the NYSE’s website (www.nyse.com). In accordance with the NYSE’s Listed Company Manual, the Company will be subject to a 12-month follow-up period within which the Company will be reviewed to ensure that the Company does not once again fall below any of the NYSE’s continued listing standards.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com